            EXHIBIT 21.1

SUBSIDIARIES OF RITHM PROPERTY TRUST INC.

Subsidiary	Jurisdiction of Incorporation of Formation
Great Ajax II Depositor LLC	Delaware
Great Ajax Operating Partnership L.P.	Delaware
Great Ajax II Operating Partnership L.P.	Delaware
Great Ajax III Depositor LLC	Delaware
AJX Mortgage Trust I	Delaware